Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                June 10, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                                FT 8757
               Municipal Advantage Closed-End and ETF Portfolio, Series 60
                                      (the "Trust")
                           CIK No. 1805763 File No. 333-238157
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal bonds issued by any jurisdiction experiencing financial distress.

      2. PLEASE SPECIFY HOW MUCH OF THE TRUST'S PORTFOLIO IS COMPOSED OF INVESTMENT GRADE AND HIGH-YIELD SECURITIES, RESPECTIVELY.

      Response: If the Trust is significantly invested in high-yield securities, corresponding risk disclosure will be added to the principal risks section of the prospectus and the Trust will identify the percentage exposure to high-yield securities. The Portfolio Contents disclosure as currently presented reflects the Trust's expectation that the Trust will invest significantly in investment grade securities and not high-yield securities. Only those risks that the Trust is significantly invested in are disclosed in the Portfolio Contents section.

Risk Factors
------------

      3. PLEASE UPDATE FIXED INCOME RELATED RISK DISCLOSURE IN LIGHT OF CURRENT MARKET CONDITIONS, INCLUDING UPDATING INTEREST RATE RISK DISCLOSURE TO NOTE CURRENT HISTORICALLY LOW INTEREST RATES AND THEIR IMPACT AND THE IMPACT OF GOVERNMENTAL INTERVENTION ON FUNDS' AND TRUST'S INVESTMENTS. SEE IMGU-2014-01.

      Response: Please see response to Comment 4 for revised disclosure reflecting the impact of governmental intervention on the Funds' and Trust's investments. The referenced interest rate risk disclosure in the prospectus will be replaced with the following:

      Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the securities held by the Trust may be subject to a greater risk of rising interest rates than would normally be the case.

      4. THE DISCLOSURE ACKNOWLEDGES THE GLOBAL ECONOMIC IMPACT OF THE COVID-19 PANDEMIC, INCLUDING THE EXPECTED DISRUPTION TO MANUFACTURING, SUPPLY CHAINS AND SALES IN AFFECTED AREAS AS WELL AS NEGATIVELY IMPACTING GLOBAL ECONOMIC GROWTH PROSPECTS. PLEASE CONSIDER WHETHER THE TRUST'S RISK DISCLOSURES, INCLUDING MARKET RISK AND ANY SECTOR FOCUS IN THE FINAL PORTFOLIO COMPOSITION, SHOULD BE UPDATED IN LIGHT CURRENT MARKET EVENTS AND CONDITIONS RESULTING FROM THE PANDEMIC. IF THE REGISTRANT BELIEVES THAT NO UPDATED DISCLOSURE IS WARRANTED, PLEASE EXPLAIN SUPPLEMENTALLY WHY NOT.

      Response: The referenced disclosure will be replaced with the following:

      Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but has resulted in disruptions to manufacturing, supply chains and sales in affected areas and negatively impacted global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Government interventions aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak such as the Federal Reserve's $700 billion quantitative easing program announced in March 2020, coupled with reducing the Federal funds rate to near-zero, may not work as intended and may result in increased volatility in financial markets. Quantitative easing refers to purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. The impact of government interventions on the markets, and the practical implications for market participants, may not be fully known for some time.

Expenses and Charges
--------------------

      5. THE DISCLOSURE NOTES THAT IN ADDITION TO THE TRUST'S OPERATING EXPENSES AND FEES, THE TRUST MAY ALSO INCUR CHARGES RELATED TO "THE EXPENSES AND COSTS INCURRED BY THE TRUSTEE TO PROTECT THE TRUST AND YOUR RIGHTS AND INTERESTS." PLEASE BE MORE SPECIFIC AS TO WHAT THIS INCLUDES AND/OR PROVIDE AN EXAMPLE.

      Response: The referenced disclosure in the prospectus will be replaced with the following:

            The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee.

Income and Capital Distributions
--------------------------------

      6. THE DISCLOSURE STATES: "WE ANTICIPATE THAT THERE WILL BE ENOUGH MONEY IN THE CAPITAL ACCOUNT OF THE TRUST TO PAY THE DEFERRED SALES CHARGE." PLEASE CLARIFY TO WHOM THE TRUST PAYS THE DEFERRED SALES CHARGE. WE NOTE THAT ALL OTHER DISCLOSURE IN THE PROSPECTUS STATES THAT UNITHOLDERS PAY THE CHARGE.

      Response: The referenced disclosure will be revised to reflect that the deferred sales charge is paid to the Sponsor of the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                          ______________________
                                                           Daniel J. Fallon